Pagaya Reports First Quarter 2023 Results

Exceeded first quarter guidance on all metrics

Network Volume grew 12% year-over-year to $1.85 billion; Total Revenue and Other Income grew 9% year-over-year to $186.6 million; Adjusted EBITDA of $2.0 million

Company raises adjusted EBITDA guidance for full-year 2023

New York, NY and Tel Aviv, Israel – May 16, 2022 – Pagaya Technologies Ltd. (NASDAQ: PGY) (“Pagaya”, the “Company” or “we”), a global technology company delivering artificial intelligence infrastructure for the financial ecosystem, today announced financial results for the first quarter ending March 31, 2023 and raised its adjusted EBITDA guidance for 2023.

“Our results in 1Q23 were another proof point of our ability to execute through market volatility,” said Gal Krubiner, Chief Executive Officer of Pagaya. “The strength of our AI technology and resilient business model enables us to deliver consistent growth for our partners and asset outperformance for investors. Both existing and new partners are growing rapidly, and we are seeing improving economics as our network expands. We continue to consistently raise funding and grow our investor base to fund partner growth as the number one issuer of personal loan ABS transactions in the U.S. We remain focused on driving sustainable profitability through continued network expansion, increased monetization of our network and operating efficiency, which resulted in a return to positive adjusted EBITDA this quarter. We are raising our adjusted EBITDA guidance for the full-year 2023, as we remain confident in our ability to continue to drive profitable growth.”

First Quarter 2023 Financial Highlights
All comparisons are made versus the same period in 2022 unless otherwise stated
•Network volume increased 12% to $1,850 million, reflecting continued growth of existing partners and products and ramp-up of newer partners who joined the Pagaya network in the past 12 months
•Total revenue and other income increased 9% to $186.6 million, driven by higher AI integration and contract fees, offsetting the impact of ongoing capital markets volatility
•Adjusted EBITDA of $2.0 million, reflecting continued volume growth, increased fee revenue and cost-savings initiatives. Excluding the impact of the Company’s recent acquisition of Darwin, adjusted EBITDA is $4.7 million
•Net loss attributable to Pagaya shareholders of $61.0 million, impacted by non-cash items such as share-based compensation expense and the cumulative impact of a change in election to available-for-sale accounting for the Company’s risk retention investments. Adjusted net loss of $11.0 million, which excludes share-based compensation expense, a change in fair value of warrant liability and non-recurring expenses

Recent Business Highlights

•Network expansion and monetization: Rapid growth of both new and mature partners further strengthened the Company’s AI technology and enabled improved economics via incremental AI integration fees. Partners and channels added in 2022 contributed approximately 20% of total network volume in the first quarter of 2023.
•Exercising prudence to optimize asset performance: Conversion rate of applications evaluated in the first quarter of 2023 declined by 46% compared to a peak in the third quarter of 2021, while application volume grew by 56% over that same period, as the Company shifted to a more resilient borrower portfolio to deliver target asset returns for investors. Early-stage delinquencies on Q4’22 personal loan vintages are 55% lower than Q4’21 vintages and continued to outperform the market benchmark.
•Consistently raising capital: The Company was the number one issuer of personal loan ABS transactions in the U.S. in the first quarter of 2023, reflecting its ability to consistently raise capital to fund partner originations. New strategic investors joined the Company’s funding network and long-term investor, GIC, extended its funding agreement with the Company through 2028.
•Path to sustainable profitability: The Company remains committed to delivering sustainable profitability on an adjusted EBITDA basis with increased network monetization and operating efficiency. The Company’s core operating expense ratio excluding the impact of its recent Darwin acquisition (defined as operating expenses excluding share-based compensation expense, depreciation and one-time items as a percentage of total revenue and other income) fell to 29% in the first quarter of 2023, a decline of 3 percentage points sequentially compared to the fourth quarter of 2022.

Second Quarter 2023 Outlook

2Q23
Network Volume	Expected to be between $1.8 billion and $1.9 billion
Total Revenue and Other Income	Expected to be between $180 million and $190 million
Adjusted EBITDA	Expected to be between $5 million and $10 million

Full-Year 2023 Outlook
The Company is maintaining its prior outlook for Network Volume and Total Revenue and Other Income, and raising its outlook for Adjusted EBITDA:

FY23
Network Volume	Expected to be between $7.5 billion and $8.0 billion
Total Revenue and Other Income	Expected to be between $775 million and $825 million
Adjusted EBITDA	Expected to be between $15 million and $30 million

Webcast
The Company will hold a webcast and conference call today, May 16, 2023 at 8:30 a.m. Eastern Time. A live webcast of the call will be available via the Investor Relations section of the Company’s website at investor.pagaya.com. To listen to the live webcast, please go to the site at least five minutes prior to the scheduled start time in order to register, download and install any necessary audio software. Shortly before the call, a copy of the accompanying presentation will be made available on the Company’s website. Shortly after the call, a replay of the webcast will be available for 90 days on the Company’s website.

The conference call can also be accessed by dialing 1-877-407-9208 or 1-201-493-6784. The telephone replay can be accessed by dialing 1-844-512-2921 or 1-412-317-6671 and providing the conference ID# 13737470. The telephone replay will be available starting shortly after the call until May 30, 2023. A replay will also be available on the Investor Relations website following the call.

About Pagaya Technologies
Pagaya (NASDAQ: PGY) is a global technology company making life-changing financial products and services available to more people nationwide. By using machine learning, a vast data network and a sophisticated AI-driven approach, Pagaya provides comprehensive consumer credit and residential real estate solutions for its partners, their customers, and investors. Its proprietary API and capital solutions integrate into its network of partners to deliver seamless user experiences and greater access to the mainstream economy. Pagaya has offices in New York and Tel Aviv. For more information, visit pagaya.com.

Cautionary Note About Forward-Looking Statements
This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “continue,” “can,” “could,” “estimate,” “expect,” “intend,” “may,” “opportunity,” “future,” “strategy,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. All statements other than statements of historical fact are forward-looking statements, including statements regarding: the Company’s strategy and future operations, including the Company’s ability to deliver consistent growth for our partners and asset outperformance for investors, and to remain nimble as market conditions evolve, the Company’s focus on driving sustainable profitability through disciplined growth and operating efficiency, the Company’s ability to consistently raise capital to fund partner originations, and the Company’s commitment to delivering sustainable profitability on an adjusted EBITDA basis and executing on its cost-savings initiatives to drive operating leverage; general economic trends and trends in the Company’s industry and markets; and the Company’s financial outlook for the second quarter and full year of 2023. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Risks, uncertainties and assumptions include factors relating to: the Company's ability to attract new partners and to retain and grow its relationships with existing partners to support the underlying investment needs for its securitizations and funds products; the need to maintain a consistently high level of trust in its brand; the concentration of a large percentage of its investment revenue with a small number of partners and platforms; its ability to sustain its revenue growth rate or the growth rate of its related key operating metrics; its ability to improve, operate and implement its technology, its existing funding arrangements for the Company and its affiliates that may not be renewed or replaced or its existing funding sources that may be unwilling or unable to provide funding to it on terms acceptable to it, or at all; the performance of loans facilitated through its model; changes in market interest rates; its securitizations, warehouse credit facility agreements; the impact on its business of general economic conditions, including, but not limited to rising interest rates, inflation, supply chain disruptions, exchange rate fluctuations and labor shortages; the effect of and uncertainties related to the COVID-19 pandemic (including any government responses thereto); its ability to realize the potential benefits of past or future acquisitions; anticipated benefits and savings from our recently announced reduction in workforce; changes in the political, legal and regulatory framework for AI technology, machine learning, financial institutions and consumer protection; the ability to maintain the listing of our securities on Nasdaq; the financial performance of its partners, and fluctuations in the U.S. consumer credit and housing market; its ability to grow effectively through strategic alliances; seasonal fluctuations in our revenue as a result of consumer spending and saving patterns; pending and future litigation, regulatory actions and/or compliance issues including with respect to the merger with EJF Acquisition Corp.; and other risks that are described in and the Company’s Form 20-F filed on April 20, 2023 and subsequent filings with the U.S. Securities and Exchange Commission. These forward-looking statements reflect the Company's views with respect to future events as of the date hereof and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, investors should not place undue reliance on these forward-looking statements. The forward-looking statements are made as of the date hereof, reflect the Company’s current beliefs and are based on information currently available as of the date they are made, and the Company assumes no obligation and does not intend to update these forward-looking statements.

Financial Information; Non-GAAP Financial Measures
Some of the unaudited financial information and data contained in this press release and Form 6-K, such as Adjusted EBITDA, have not been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). To supplement the unaudited consolidated financial statements prepared and presented in accordance with U.S. GAAP, management uses the non-GAAP financial measures Adjusted Net Income (Loss) and Adjusted EBITDA to provide investors with additional information about our financial performance and to enhance the overall understanding of the results of operations by highlighting the results from ongoing operations and the underlying profitability of our business. Management believes it provides an additional tool for investors to use in comparing our core financial performance over multiple periods with the performance of other companies. However, non-GAAP financial measures have limitations in their usefulness to investors because they have no standardized meaning prescribed by U.S. GAAP and are not prepared under any comprehensive set of accounting rules or principles. In addition, non-GAAP financial measures may be calculated differently from, and therefore may not be directly comparable to, similarly titled measures used by other companies. As a result, non-GAAP financial measures should be viewed as supplementing, and not as an alternative or substitute for, our unaudited consolidated financial statements prepared and presented in accordance with U.S. GAAP. To address these limitations, management provides a reconciliation of Adjusted Net Income (Loss) and Adjusted EBITDA to net income (loss) attributable to Pagaya’s shareholders. Management encourages investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view Adjusted Net Income (Loss) and Adjusted EBITDA in conjunction with its respective related GAAP financial measures.

Non-GAAP financial measures include the following items:
Adjusted Net Income (Loss) is defined as net income (loss) attributable to Pagaya Technologies Ltd.’s shareholders excluding share-based compensation expense, change in fair value of warrant liability, impairment, including credit-related charges, restructuring expenses, and non-recurring expenses associated with mergers and acquisitions.
Adjusted EBITDA is defined as net income (loss) attributable to Pagaya Technologies Ltd.’s shareholders excluding share-based compensation expense, change in fair value of warrant liability, impairment, including credit-related charges, restructuring expenses, non-recurring expenses associated with mergers and acquisitions, interest expense, depreciation expense, and provision for (benefit from) income taxes.

These items are excluded from our Adjusted Net Income (Loss) and Adjusted EBITDA measures because they are noncash in nature, or because the amount and timing of these items is unpredictable, is not driven by core results of operations and renders comparisons with prior periods and competitors less meaningful.

We believe Adjusted Net Income (Loss) and Adjusted EBITDA provide useful information to investors and others in understanding and evaluating our results of operations, as well as providing a useful measure for period-to-period comparisons of our business performance. Moreover, we have included Adjusted Net Income (Loss) and Adjusted EBITDA because these are key measurements used by our management internally to make operating decisions, including those related to operating expenses, evaluate performance, and perform strategic planning and annual budgeting. However, this non-GAAP financial information is presented for supplemental informational purposes only, should not be considered a substitute for or superior to financial information presented in accordance with U.S. GAAP and may be different from similarly titled non-GAAP financial measures used by other companies. The tables below provide reconciliations of Adjusted EBITDA to Net Loss Attributable to Pagaya Technologies Ltd., its most directly comparable U.S. GAAP amount.

In addition, outlook for the fiscal year, where adjusted, is provided on a non-GAAP basis, which Pagaya will continue to identify as it reports its future financial results. The Company cannot reconcile its expected Adjusted EBITDA to expected Net Loss Attributable to Pagaya under “Second Quarter 2023 Outlook” and “Full-Year 2023 Outlook” without unreasonable effort because certain items that impact net income (loss) and other reconciling items are out of the Company's control and/or cannot be reasonably predicted at this time, which unavailable information could have a significant impact on the Company’s U.S. GAAP financial results.

Investors & Analysts
Jency John
Head of Investor Relations
IR@pagaya.com

Media & Press
Emily Passer
Head of PR & External Communications
Press@pagaya.com

PAGAYA TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(In thousands, except share and per share data)

	Three Months Ended March 31,
	2023	2022
Revenue
Revenue from fees	$175,254	$158,325
Other Income
Interest income	10,397	12,209
Investment income	987	—
Total Revenue and Other Income	186,638	170,534
Costs and Operating Expenses
Production costs	125,057	92,280
Research and development (1)	21,131	23,626
Sales and marketing (1)	14,300	13,046
General and administrative (1)	51,126	51,594
Total Costs and Operating Expenses	211,614	180,546
Operating Loss	(24,976)	(10,012)
Other income (loss), net	(66,980)	313
Loss Before Income Taxes	(91,956)	(9,699)
Income tax expense (benefit)	6,667	(186)
Net Loss Including Noncontrolling Interests	(98,623)	(9,513)
Less: Net income (loss) attributable to noncontrolling interests	(37,652)	8,759
Net Loss Attributable to Pagaya Technologies Ltd.	$(60,971)	$(18,272)
Per share data:
Net loss attributable to Pagaya Technologies Ltd.	$(60,971)	$(18,272)
Less: Undistributed earnings allocated to participated securities	—	(5,984)
Net loss attributed to Pagaya Technologies Ltd.	$(60,971)	$(24,256)
Net loss per share attributable to Pagaya Technologies Ltd.:
Basic and Diluted (2)	$(0.09)	$(0.12)
Non-GAAP adjusted net income (loss) (3)	$(11,015)	$4,106
Non-GAAP adjusted net income (loss) per share:
Basic (2)	$(0.02)	$0.02
Diluted (2)	$(0.02)	$0.01
Weighted average shares outstanding (Class A and Class B):
Basic (2)	711,070,368	204,605,121
Diluted (2)	719,673,675	455,455,389

(1) The following table sets forth share-based compensation for the periods indicated below:

	Three Months Ended March 31,
	2023	2022
Research and development	$2,458	$5,860
Selling and marketing	2,754	2,891
General and administrative	11,155	7,884
Total	$16,367	$16,635
(2) Prior period amounts have been retroactively adjusted to reflect the 1:186.9 stock split effected on June 22, 2022.

(3) See “Reconciliation of Non-GAAP Financial Measures” for a reconciliation of this and adjusted EBITDA, another non-GAAP measure.

PAGAYA TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands)

	March 31, 2023	December 31, 2022
Assets	(Unaudited)	(Audited)
Current assets:
Cash and cash equivalents	$289,387	$309,793
Restricted cash	22,542	22,539
Fees and other receivables	58,469	59,219
Investments in loans and securities	3,274	1,007
Prepaid expenses and other current assets	25,550	27,258
Total current assets	399,222	419,816
Restricted cash	4,833	4,744
Fees and other receivables	39,869	38,774
Investments in loans and securities	503,892	462,969
Equity method and other investments	26,881	25,894
Right-of-use asset	59,170	61,077
Property and equipment, net	34,126	31,663
Goodwill	9,782	—
Intangible assets	4,471	—
Prepaid expenses and other assets	114	142
Total non-current assets	683,138	625,263
Total Assets	$1,082,360	$1,045,079
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$2,738	$1,739
Accrued expenses and other liabilities	27,513	49,496
Operating lease liability - current	7,988	8,530
Secured borrowing - current	45,807	61,829
Income taxes payable - current	11,675	6,424
Total current liabilities	95,721	128,018
Non-current liabilities:
Warrant liability	1,210	1,400
Revolving credit facility	95,000	15,000
Secured borrowing - non-current	118,430	77,802
Operating lease liability - non-current	46,399	49,097
Income taxes payable - non-current	8,637	7,771
Deferred tax liabilities, net - non-current	523	568
Total non-current liabilities	270,199	151,638
Total liabilities	365,920	279,656
Shareholders’ equity (deficit):
Additional paid-in capital	1,004,346	968,432
Accumulated other comprehensive income (loss)	(1,259)	(713)
Accumulated deficit	(475,170)	(414,199)
Total Pagaya Technologies Ltd. shareholders’ equity	527,917	553,520
Noncontrolling interests	188,523	211,903
Total shareholders’ equity	716,440	765,423
Total Liabilities and Shareholders’ Equity	$1,082,360	$1,045,079

PAGAYA TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(In thousands)

	Three Months Ended March 31,
	2023	2022
Cash flows from operating activities
Net loss including noncontrolling interests	$(98,623)	$(9,513)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Equity method income (loss)	(987)	—
Depreciation and amortization	3,516	477
Share-based compensation	16,367	16,635
Fair value adjustment to warrant liability	(190)	469
Impairment loss on available-for-sale debt securities	68,347	—
Write-off of capitalized software	1,549	—
Change in operating assets and liabilities:
Fees and other receivables	(345)	(1,220)
Deferred tax assets, net	—	(3,513)
Deferred tax liabilities, net	(45)	—
Prepaid expenses and other assets	3,528	43
Right-of-use asset	2,197	1,852
Accounts payable	999	(6,709)
Accrued expenses and other liabilities	(22,573)	(1,350)
Operating lease liability	(3,530)	(2,473)
Income tax payable	6,117	2,479
Net cash used in operating activities	(23,673)	(2,823)
Cash flows from investing activities
Proceeds from the sale/maturity/prepayment of:
Investments in loans and securities	25,985	27,313
Short-term deposits	—	5,020
Equity method and other investments	—	—
Cash and restricted cash acquired from Darwin Homes, Inc.	1,608	—
Payments for the purchase of:
Investments in loans and securities	(121,732)	(73,991)
Property and equipment	(5,526)	(1,513)
Equity method and other investments	—	(747)
Net cash used in investing activities	(99,665)	(43,918)
Cash flows from financing activities
Proceeds from secured borrowing	82,031	53,337
Proceeds received from noncontrolling interests	10,128	8,547
Proceeds from revolving credit facility	100,000	—
Proceeds from exercise of stock options	484	208
Distributions made to noncontrolling interests	(12,194)	(29,658)
Distributions made to revolving credit facility	(20,000)	—
Distributions made to secured borrowing	(57,425)	(1,860)
Payments for deferred offering costs	—	(1,532)
Net cash provided by financing activities	103,024	29,042
Net increase in cash, cash equivalents and restricted cash	(20,314)	(17,699)
Cash, cash equivalents and restricted cash, beginning of period	337,076	204,575
Cash, cash equivalents and restricted cash, end of period	$316,762	$186,876

PAGAYA TECHNOLOGIES LTD.
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)
(In thousands)

	Three Months Ended March 31,
	2023	2022
Net Loss Attributable to Pagaya Technologies Ltd.	$(60,971)	$(18,272)
Adjusted to exclude the following:
Share-based compensation	16,367	16,635
Fair value adjustment to warrant liability	(190)	469
Impairment loss on certain investments	26,412	—
Write-off of capitalized software	1,524	—
Restructuring expenses	3,820	—
Non-recurring expenses	2,023	5,274
Adjusted Net Income (Loss)	(11,015)	4,106
Adjusted to exclude the following:
Interest expenses	2,880	—
Provision for (benefit from) income tax	6,667	(186)
Depreciation and amortization	3,516	477
Adjusted EBITDA	$2,048	$4,397